UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

New Providence Acquisition Corp. II
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

64823D102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons New Providence Acquisition II LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,200,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,200,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,200,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 36.22%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 14,200,000 shares of Class A common stock acquirable in respect of (i) 6,200,000 shares of Class B common stock, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A common stock and (ii) 8,000,000 private placement warrants to acquire shares of Class A common stock upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.
(2)	Calculated based on (i) 25,000,000 shares of Class A common stock, par value $0.001 per share, outstanding as of December 20, 2021 as reported on the Issuer’s Form 10-Q, filed on December 20, 2021 and (ii) 14,200,000 shares of Class A common stock issuable in connection with the conversion or exercise of the 6,200,000 Class B Shares and the 8,000,000 Private Placement Warrants.

1.	Names of Reporting Persons Alexander Coleman
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,200,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,200,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,200,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 36.22%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 14,200,000 shares of Class A common stock acquirable in respect of (i) 6,200,000 Class B Shares and (ii) 8,000,000 Private Placement Warrants.
(2)	Calculated based on (i) 25,000,000 shares of Class A common stock, par value $0.001 per share, outstanding as of December 20, 2021 as reported on the Issuer’s Form 10-Q, filed on December 20, 2021 and (ii) 14,200,000 shares of Class A common stock issuable in connection with the conversion or exercise of the 6,200,000 Class B Shares and the 8,000,000 Private Placement Warrants.

1.	Names of Reporting Persons Gary P. Smith
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,200,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,200,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,200,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 36.22%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 14,200,000 shares of Class A common stock acquirable in respect of (i) 6,200,000 Class B Shares and (ii) 8,000,000 Private Placement Warrants.
(2)	Calculated based on (i) 25,000,000 shares of Class A common stock, par value $0.001 per share, outstanding as of December 20, 2021 as reported on the Issuer’s Form 10-Q, filed on December 20, 2021 and (ii) 14,200,000 shares of Class A common stock issuable in connection with the conversion or exercise of the 6,200,000 Class B Shares and the 8,000,000 Private Placement Warrants.

Item 1(a).	Name of Issuer

New Providence Acquisition Corp. II (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

10900 Research Blvd., Suite 160C, PMB 1081 Austin, TX 78759

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) New Providence Acquisition II LLC

(ii) Alexander Coleman

(iii) Gary P. Smith

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

C/O New Providence Acquisition Corp. II 10900 Research Blvd., Suite 160C, PMB 1081 Austin, TX 78759

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

64823D102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)       Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)       Percent of Class:

See responses to Item 11 on each cover page.

(c)       Number of shares as to which the Reporting Person has:

(i)       Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)      Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)     Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)     Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are held directly by New Providence Acquisition II LLC (the “Sponsor”). Alexander Coleman and Gary P. Smith are the directors of the Sponsor, and as such have voting and investment discretion with respect to the securities held by the Sponsor and may be deemed to have shared beneficial ownership of the reported securities. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

NEW PROVIDENCE ACQUISITION II LLC

By:	/s/ James Bradley
Name:	James Bradley
Title:	Chief Financial Officer

/s/ Alexander Coleman
Alexander Coleman

/s/ Gary P. Smith
Gary P. Smith

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 10, 2022

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.0001 per share, of New Providence Acquisition Corp. II (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 10, 2022

NEW PROVIDENCE ACQUISITION II LLC

By:	/s/ James Bradley
Name:	James Bradley
Title:	Chief Financial Officer

/s/ Alexander Coleman
Alexander Coleman

/s/ Gary P. Smith
Gary P. Smith